Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION

(FORMERLY FIRST COBALT CORP.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$11,229	$7,952
Marketable securities (Note 6)	1,658	433
Prepaid expenses and deposits	352	716
Receivables	1,282	3,079
Assets held for sale (Note 6)	-	1,338
	14,521	13,518
Non-Current Assets
Exploration and evaluation assets (Note 5)	87,693	87,693
Property, plant and equipment (Note 4)	93,190	82,288
Capital long-term prepayments (Note 4)	2,424	3,087
Long-term restricted cash	938	938

Total Assets	$198,766	$187,524

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities (Note 7)	$16,206	$20,164
Current convertible notes payable (Note 10)	-	25,662
Current financial derivative liability - convertible notes (Note 10)	-	6,674
Warrants - convertible notes (Note 10)	10,985	-
Other financial derivative liability (Note 12)	1,365	1,271
Liabilities held for sale (Note 6)	-	338
	28,556	54,109

Non-Current Liabilities
Long-term government loan payable (Note 9)	4,081	3,777
Government grant (Note 9)	1,055	1,121
Long-term convertible notes payable (Note 10)	56,699	-
Lease liability	208	218
Asset retirement obligations (Note 8)	1,696	1,790
Total Liabilities	$92,295	$61,015
Shareholders’ Equity
Common shares (Note 11)	289,533	288,871
Reserve (Note 12)	18,995	17,892
Accumulated other comprehensive income	525	525
Deficit	(202,582)	(180,779)
Total Shareholders' Equity	$106,471	$126,509
Total Liabilities and Shareholders’ Equity	$198,766	$187,524
Going concern (Note 1)
Significant accounting policies and basis of preparation (Note 2)
Commitments (Note 16)
Subsequent events (Notes 10)

Approved on behalf of the Board of Directors and authorized for issue on May 10, 2023

/s/ Susan Uthayakumar	/s/ Trent Mell
Susan Uthayakumar, Director	Trent Mell, Director

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

	Three months ended	Three months ended
	March 31,	March 31,
	2023	2022
Operating expenses
General and administrative	$900	$69
Consulting and professional fees	600	586
Exploration and evaluation expenditures	77	394
Investor relations and marketing	33	246
Refinery, engineering and metallurgical studies	624	93
Refinery, permitting, and environmental expenses	28	28
Salary and benefits	1,328	624
Share-based payments	218	434
Operating loss	3,808	2,474
Other
Unrealized gain on marketable securities (Note 6)	110	458
Finance costs - convertible notes (Note 10)	(16,319)	3,980
Loss on other financial derivative liability (Note 12)	(94)	-
Other non-operating income (expense) (Note 13)	(1,692)	366
Net income (loss) and other comprehensive income (loss)	$(21,803)	$2,330
Basic income (loss) per share	$(0.61)	$0.08
Diluted loss per share	$(0.61)	$(0.04)
Weighted average number of shares outstanding (basic) (Note 14)	35,566,169	31,032,166
Weighted average number of shares outstanding (diluted) (Note 14)	35,566,169	39,825,019

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

	Three months ended	Three months ended
	March 31,	March 31,
	2023	2022
Operating activities
Net income (loss)	$(21,803)	$2,330
Adjustments for items not affecting cash:
Share-based payments	218	-
Unrealized loss on marketable securities	(110)	(458)
Depreciation	15	1
Loss on extinguishment of loan (Note 10)	19,944	-
Gain on revaluation of loan (Note 10)	(8,701)	-
(Gain) Loss on financial derivative liability - convertible notes (Note 10)	5,076	(3,980)
Loss on other financial derivative liability	94	-
Directors fees paid in DSUs	885	-
Unrealized loss on foreign exchange	954	-
Other	-	(32)
	(3,428)	(2,139)
Changes in operating working capital:
Decrease (Increase) in receivables	1,645	(389)
Increase in accounts payable and accrued liabilities	454	143
(Increase) Decrease in prepaid and other current assets	364	(1,119)
Cash Flows used in operating activities	(965)	(3,504)
Investing activities
Transfer from (to) restricted cash	-	(821)
Capital long-term prepayments	(37)	(2,309)
Proceeds from sale of marketable securities	35	202
Additions to property, plant and equipment	(12,245)	(2,158)
Cash Flows used in investing activities	(12,247)	(5,086)
Financing activities
Proceeds from at-the-market equity program ("ATM Program"), net transaction costs of $nil (2022 - $20)	-	770
Proceeds from government loan	238	2,517
Payment of lease liability, net of interest	(9)	-
Proceeds from convertible notes (Note 10)	68,049	-
Repayment of convertible notes (Note 10)	(48,036)	-
Transaction costs from convertible notes (Note 10)	(2,100)	-
Interest on convertible notes (Note 10)	(1,656)	(1,667)
Cash Flows provided by financing activities	16,486	1,620
Changes in cash during the period	3,274	(6,970)
Effect of exchange rates on cash	3	240
Cash – Beginning of the period	7,952	58,626
Cash – End of the period	$11,229	$51,896

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

	Common Shares			Accumulated Other
	Number of Shares	Amount	Reserves	Comprehensive Income	Deficit	Total
Balance – December 31, 2022	35,185,977	$288,871	$17,892	$525	$(180,779)	$126,509
Net loss for the period	-	-	-	-	(21,803)	$(21,803)
Share based payment expense	-	-	218	-	-	$218
Directors fees paid in deferred share units	-	-	885	-	-	$885
Shares and units issued for:
Convertible Notes Conversion (Note 10)	242,997	662	-	-	-	$662
Balance – March 31, 2023	35,428,974	$289,533	$18,995	$525	$(202,582)	$106,471

Balance – December 31, 2021	30,974,853	$276,215	$16,554	$525	$(193,330)	$99,964
Net income for the period	-	-	-	-	2,330	$2,330
Share based payment expense	-	-	434	-	-	$434
Directors fees paid in deferred share units	-	-	6	-	-	$6
Shares and units issued for:
Exercise of warrants, options, and deferred share units, performance share units, and restricted share units	4,630	12	(12)	-	-	$-
ATM Program sales, net of transaction costs	148,017	770	-	-	-	$770
Convertible Notes Conversion (Note 10)	112,729	658	-	-	-	$658
Balance – March 31, 2022	31,240,229	$277,655	$16,982	$525	$(191,000)	$104,162

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

1.	Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011, under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is focused on building an ethical supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (TSX-V) (under the symbol ELBM). On April 27, 2022, the Company began trading on the NASDAQ (under the symbol ELBM). The Company’s registered office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

The Company is focused on building a North American integrated battery materials complex for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical refinery (the “Refinery”) and exploring and developing its mineral properties.

Going Concern Basis of Accounting

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to continue its operations for the foreseeable future and realize its assets and discharge its liabilities in the normal course of business.

The Company continues to incur significant cash expenditures in the construction of its Refinery. Cash requirements for the Refinery expansion from December 31, 2022, through to the expected completed commissioning are estimated to be significantly higher than the previously estimated total amount of $100,000 - $105,000. At this time, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery. While the Company is working to finalize updated cost estimates for the construction and final commissioning of the Refinery, the Company will require additional financing in 2023 and 2024 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase required feedstock as the Refinery enters its operating phase and remain in compliance with the minimum liquidity covenant under the convertible notes arrangement (refer to Note 10).

The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources. The Company is also in discussion with various parties on alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

In addition, the Company continues to explore its Idaho mineral properties as a potential future source of North American cobalt and copper. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Company to obtain the necessary financing to complete exploration and development, and upon future profitable production or proceeds from the disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Company has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of exploration and evaluation assets are based on their acquisition costs, and do not necessarily represent present or future values.

2.	Significant Accounting Policies, Estimates, and Basis of Preparation

Basis of Presentation and Statement of Compliance

The Company prepares its condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies, estimates, and methods of application as our most recent annual financial statements except for the accounting standards and valuation estimates relating to the Convertible Note Arrangement which closed on February 13, 2023 (Note 10).

All amounts on the condensed interim consolidated financial statements are presented in thousands of Canadian dollars unless otherwise stated.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 10, 2023.

Convertible Note Arrangement

Where a modification of the terms of a debt instrument meets the derecognition conditions in IFRS 9, any difference between the carrying amount of the original liabilities and the consideration paid is recognized in profit or loss. Where the consideration paid includes the recognition of new financial liabilities those are initially measured at fair value.

The valuation of Convertible Notes Payable and Warrants relating to the Convertible Note Arrangement are carried at fair values and involves significant estimation. The fair values were determined at inception and are reviewed and adjusted on a quarterly basis or when conversions take place. Factors considered in the fair value of these components are risk free rate, the Company’s share price, equity volatility and credit spread.

3.	Recently Adopted and Issued Not Yet Effective Accounting Standards

Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB published a narrow scope amendment to IAS 12 – Income Taxes. In September 2022, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023 and applied retrospectively. The adoption of this amendment did not have an impact on the Company’s financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Definition of Accounting Estimates

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The adoption of the new standard did not impact the financial statements of the Company.

Disclosure of Accounting Policies

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The adoption of the new standard did not impact the financial statements of the Company.

Classification of liabilities as current or non-current

In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The IASB proposed to defer the effective date of the 2020 amendments to no earlier than January 1, 2024. The Company will adopt the narrow scope amendments on the date they become effective and is assessing the impact of these amendments on its financial statements.

Other accounting standards issued but not yet effective

The following new and amended standards are not expected to have a significant impact on the Company’s financial statements.

•	Lease Liability in a Sale and Leaseback (Amendment to IFRS 16 Leases)) – effective January 1, 2024.

As at March 31, 2023, there have been no other accounting pronouncements issued by the IASB that would materially affect the Company’s financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

4.	Property, Plant and Equipment and Capital Long-Term Prepayments

Cost	Property, Plant, and Equipment	Construction in Progress	Right-Of-Use Assets	Total
December 31, 2021	$5,433	$5,015	$-	$10,448
Additions during the year	556	57,085	301	57,942
Transfer from capital long term prepayments	-	13,948	-	13,948
Balance December 31, 2022	$5,989	$76,048	$301	$82,338
Additions during the period	-	10,217	-	10,217
Transfer from capital long term prepayments	-	700	-	700
Balance March 31, 2023	$5,989	$86,965	$301	$93,255

Accumulated Depreciation	Property, Plant, and Equipment	Construction in Progress	Right-Of-Use Assets	Total
December 31, 2021	$2	$-	$-	$2
Charge for the year	8	-	40	48
Balance December 31, 2022	$10	$-	$40	$50
Charge for the period	-	-	15	15
Balance March 31, 2023	$10	$-	$55	$65

Net Book Value
Balance December 31, 2022	$5,979	$76,048	$261	$82,288
Balance March 31, 2023	$5,979	$86,965	$246	$93,190

Most of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant, and equipment is $92,944 (December 31, 2022 - $82,027), all of which is pledged as security for the convertible notes arrangement. (Note 10).

In September 2021, the Company moved into the development stage and began capitalizing engineering, refurbishment and other costs directly associated with bringing the Refinery into the state required for its intended use. Capitalized development costs for the period ended March 31, 2023 totaled $9,023 (December 31, 2022 - $64,080) and capitalized borrowing costs were $1,989 (December 31, 2022 - $6,954).

No depreciation has been recorded for the Refinery in the current year (December 31, 2022 - $Nil) as the asset is not yet in service. The minor depreciation relates to mobile assets in use at Iron Creek.

Right-of-use asset relates to an office lease which the Company entered into during 2022.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Capital long-term
Balance	prepayments
December 31, 2021	$6,631
Additions during the year	$10,404
Transfer to property, plant and equipment	$(13,948)
December 31, 2022	$3,087
Additions during the period	37
Transfer to property, plant and equipment	$(700)
March 31, 2023	$2,424

Capital long-term prepayments relate to payments for long-term capital contracts made for Refinery equipment that have not yet been received by the Company as of March 31, 2023, all of which are pledged as security for the convertible notes arrangement (Note 10). The prepayments mainly relate to milestone payments to vendors for the cobalt crystallizer and the solvent extraction equipment being manufactured for the Refinery.

5.	Exploration and Evaluation Assets

	Balance December 31, 2022	Acquisition Costs	Impairment Reversal	Reclassification to Held for Sale	Balance March 31, 2023
Iron Creek	$87,693	$-	$-	$-	$87,693
Total	$87,693	$-	$-	$-	$87,693

	Balance December 31, 2021	Acquisition Costs	Impairment Reversal	Reclassification to Held for Sale	Balance December 31, 2022
Iron Creek	$87,661	$32	$-	$-	$87,693
Cobalt Camp, Ontario	-	-	1,338	(1,338)	-
Total	$87,661	$32	$1,338	$(1,338)	$87,693

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on February 13, 2023 (Note 10). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

6.	Marketable Securities

Marketable securities represent Kuya Silver Corp (“Kuya”) shares held by the Company. The Kuya shares were acquired via the Kerr Assets sale on February 26, 2021 and January 31, 2023 described below (“2023 Sale”). The total value of marketable securities at March 31, 2023 was $1,658 (December 31, 2022 - $433), of which $1,228 consists of Kuya shares acquired from the 2023 Sale, which the Company is restricted from trading before June 1, 2024. These shares were marked-to-market at March 31, 2023 resulting in a gain of $110 being recorded during the three months ended March 31, 2023 (March 31, 2022 – gain of $458).

On January 31, 2023, the Company completed the sale of the remaining assets of Canadian Cobalt Camp consisting of Keely-Frontier patents (“Cobalt Camp”) which Kuya did not own, as well as their associated asset retirement obligations. These assets and associated asset retirement obligations were classified as assets and liabilities held for sale at December 31, 2022. To complete the sale, Kuya issued to the Company 3,108,108 shares at a deemed price of $0.37 per share (being the share price equivalent to the VWAP prior to issuance) comprised of 2,702,703 shares as consideration for the $1,000 sale price (classified as disposal group held for sale by the Company at December 31, 2022) and an additional 405,405 to settle $150 of payables to the Company. Kuya has also agreed to enter into a royalty agreement with the Company whereby it will grant the Company a two percent royalty on net smelter returns from commercial products derived from the remaining assets. The Company will retain a right of first offer to refine any base metal concentrates produced from the assets at the Company’s Ontario refinery.

7.	Accounts Payable and Accrued Liabilities

	March 31, 2023	December 31, 2022
Accounts Payable and Accrued Liabilities	$15,286	$18,850
Accrued interest	906	1,300
Withholding tax liabilities	14	14

	$16,206	$20,164

Accounts payable and accrued liabilities comprise primarily of trade payables incurred in the normal course of business and mainly relate to the development of the Refinery. Included in accounts payable and accrued liabilities are amounts totalling $128 (December 31, 2022 - $389) due to related parties (Note 18) related to compensation. The accrued interest relates to interest owing on the Convertible Notes, which is paid semi-annually in February and August each year as detailed in Note 10.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

8.	Asset Retirement Obligations

As at March 31, 2023, the Company has recorded its best estimate of the asset retirement obligations relating to its properties and assets.

The full estimated closure costs in the closure plan, last updated with the relevant government authorities in October 2022, incorporates disturbances that have yet to take place. Those elements include the completed new solvent extraction building, new chemicals on site, and a new tailings area. Company updated its estimate of the present value of reclamation activities for the Refinery based the infrastructure and disturbances that existed at March 31, 2023. The following assumptions were used to calculate the asset retirement obligation:

•	Undiscounted cash flows of $1,932 (December 31, 2022 - $1,932)

•	Closure activities date of 2037 – (December 31, 2022 – 2036)

•	Nominal discount rate of 3.03% - (December 31, 2022 – 3.31%)

•	Long-term inflation rate of 2.00% - (December 31, 2022 – 2.50%)

During the three months ended March 31, 2023, the asset retirement obligation was decreased by $94 (March 31, 2022 – decrease of $102) due to changes in estimate from discounting. The continuity of the asset retirement obligation at March 31, 2023 and December 31, 2022 is as follows:

Total ARO
Balance at January 1, 2022	$1,674
Change in estimate from discounting	(274)
Change in estimate of costs	728
Transferred to liabilities held for sale (Note 6)	(338)
Balance at December 31, 2022	1,790
Change in estimate from discounting	(94)
Balance at March 31, 2023	$1,696

9.	Long-Term Government Loan Payable and Government Grant

On November 24, 2020, the Company had entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to a maximum of $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments starting on March 1, 2024. The funding is provided pro rata with incurred Refinery construction costs, with all other conditions required for the funding having been met. The loan is discounted using a market rate of 7% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant.

On November 30, 2020, the Company had entered into a separate contribution agreement with the Northern Ontario Heritage Fund Corporation (“NOHFC”) for up to a maximum of $5,000 financing related to recommissioning and expansion of the Refinery in Ontario. The contribution was to be in the form of a non-repayable grant. Contributions will be made as a reimbursement of a portion of the Refinery construction costs incurred.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

On February 1, 2023, the Company received a separate one-time contribution from FedNor for $238 on completion of Battery Materials Park scoping study (“Nickel Study”). The contribution was in form of debt bearing 0% interest rate and will be repaid in 27 equal quarterly instalments starting on January 1, 2024.

The following table sets out the gross proceeds of Government Loans and Government Grant received at March 31, 2023 and December 31, 2022.

	Government Loan	Government Grant	Total
Balance - January 1, 2022	$1,000	$-	$1,000
FedNor loan - February 2022	1,579	-	1,579
FedNor loan - March 2022	938	-	938
FedNor loan - April 2022	1,216	-	1,216
NOHFC grant - June 2022	-	165	165
Balance - December 31, 2022	$4,733	$165	$4,898
FedNor Loan (Nickel Study) - February 2023	238	-	238
Balance - March 31, 2023	$4,971	$165	$5,136

As of March 31, 2023, the Company has recorded a balance of $4,081 (December 31, 2022 - $3,777) to Long-Term Government Loan Payable and $1,055 (December 31, 2022 - $1,121) to Government Grant. There were no transaction costs incurred in setting up the contribution agreement.

10.	Convertible Note Arrangement

On February 13, 2023, the Company completed subscription agreements with certain institutional investors in the United States with respect to $68,049 (US$51,000) principal amount of 8.99% senior secured notes due February 2028 (“2028 Notes”). The initial conversion rate of the Notes is 403.2140 Common Shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$2.48 per Common Share) subject to certain adjustments set forth in the Note Indenture (the “Conversion Price”). The Notes bear interest at 8.99% per annum, payable in cash semi-annually in arrears in February and August of each year, and mature in February 2028. During the first 12 months of the term of the Notes, the Company may pay interest through the issuance of Common Shares at an increased annual interest rate of 11.125%. In the event the Company achieves a third-party green bond designation during the term of the Note Indenture, the interest rate on future cash interest payments shall be reduced to 8.75% per year and the interest rate of future interest paid through the issuance of Common Shares shall be reduced to 10.75% per year.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

The investors in the offering also received an aggregate of 10,796,054 warrants to purchase common shares in the Company. The Warrants are exercisable for five years at an exercise price of US$2.48, subject to certain adjustments.

The investors also received a royalty (the “Royalty”) of (i) 0.6% on “Operating Revenue” from the sale of all cobalt produced from the Refinery payable in the first twelve months following a defined threshold of commercial production, where “Operating Revenue” consists of revenue from the Refinery less certain permitted deductions; and (ii) 0.6% on all revenue from sales of cobalt generated from the Refinery in the second to fifth years following the commencement of commercial production. Royalty payments under the royalty agreements are subject to a cumulative cap of US$6 million.

The Company used a portion of the proceeds of the 2028 Notes offering to purchase all of the outstanding convertible notes consisting of US$36 million of existing 6.95% senior secured notes due December 2026 (“2026 Notes”) for cancellation at par, as well as to pay accrued and unpaid interest on the 2026 Notes through the closing date of the 2028 Notes offering for US$51,000 ($68,049). The proceeds were $20,013, before interest payment of $1,656 and transaction costs of $2,100. As the terms of the 2028 Notes are substantially different from the 2026 Notes, the Company has accounted for the 2026 Notes as an extinguishment of the original financial liability and recognized a new financial liability for the 2028 Notes. The extinguishment of 2026 Notes and recognition of 2028 Notes resulted in a loss of $19,944 as determined below.

	Convertible Notes Payable	Financial Derivative Liability	Total
Balance at January 1, 2022	$22,541	$37,715	$60,256
Effective interest	6,954	-	6,954
Foreign exchange loss	2,728	-	2,728
Interest payment	(3,183)	-	(3,183)
(Gain) loss on fair value derivative revaluation	-	(27,686)	(27,686)
Portion derecognized due to conversions	(2,078)	(3,355)	(5,433)
Less: Accrued Interest	(1,300)	-	(1,300)
Ending balance at December 31, 2022	25,662	6,674	32,336
Effective interest	914	-	914
Foreign exchange loss	(22)	-	(22)
(Gain) loss on fair value derivative revaluation	-	5,076	5,076
Less: Accrued Interest	(356)	-	(356)
Ending balance at February 13, 2023	26,198	11,750	37,948
Proceeds from 2028 Notes			20,013
Fair value used to settle 2026 Notes			57,961
Fair value of 2028 Notes			75,805
Loss before transaction costs			(17,844)
Transaction costs			(2,100)
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes			(19,944)

The 2028 Notes contains components of Convertible Notes, Warrants, and a Royalty. Based on the 2028 Notes agreements, these components are separately exercisable hence the Company has accounted for each as a freestanding financial instrument and initially recorded these components at fair value.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

The Company has classified the components of 2028 Notes as follows.

•	Convertible Notes Payable – Fair Value Through Profit or Loss (“FVTPL”). Elements of gains or losses attributable to changes in own credit risk will be recognized in other comprehensive income.
•	Warrants – Derivative financial liabilities classified and measured at FVTPL.
•	Royalty – Amortized cost.

The following table sets out the details of these components relating to 2028 Notes as at March 31, 2023.

	Convertible Notes Payable	Warrants	Royalty	Total
Balance at January 1, 2023	$-	$-	$-	$-
Initial recognition at fair value	60,108	13,519	2,178	75,805
Balance at February 13, 2023	60,108	13,519	2,178	75,805
Portion derecognized due to conversions	(570)	-	-	(570)
Revaluation to fair value	(5,982)	(2,719)	-	(8,701)
Interest capitalized	906	-	-	906
Foreign exchange loss	835	185	31	1,051
Effective interest	-	-	99	99
Balance at March 31, 2023	55,297	10,985	2,308	68,590
Less: reclass to accrued interest	(906)	-	-	(906)
Less: current portion	-	(10,985)	-	(10,985)
Long term convertible notes payable at March 31, 2023	$54,391	$-	$2,308	$56,699

On initial recognition, the Company has determined that the fair value of these components exceeded the transaction price of the instrument by $7,756 and recorded the amount as loss on recognition of 2028 Notes.

For the three months ended March 31, 2023 and 2022, the Company incurred the following finance costs relating to 2026 Notes and 2028 Notes.

	Three months ended	Three months ended
	March 31,	March 31,
	2023	2022
Gain (loss) on financial derivative liability - 2026 Notes	(5,076)	3,980
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes	(19,944)	-
Fair value gain on convertible notes payable and warrants	8,701	-
	(16,319)	3,980

The 2028 Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors. The 2028 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$2,000 under the terms of the 2028 Notes. The Company also must have a United States registration statement providing for the resale of the underlying Common Stock deliverable on the conversion of the debenture and warrant indenture by May 15, 2023. Failure to provide a registration statement by the date is considered an event of default under the bond and warrant indenture which provides the indenture holders the right to demand repayment of the instrument.

On April 13, 2023, the Company received conversion notices for US$250 of principal for its 2028 Notes. In line with the conversion terms in the Note Indenture, 100,804 common shares were issued for settlement of bond par value and make-whole interest payments of US$45 were settled by issuing 24,742 shares for a total of 125,546 common shares.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

11.	Shareholder’s Equity

(a)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at March 31, 2023, the Company had 35,428,974 (December 31, 2022: 35,185,977) common shares outstanding.

(b)	Issued Share Capital

During the three months ended March 31, 2023, the Company issued common shares as follows:

•	US$500 of convertible notes were converted by noteholders which resulted in the Company issuing a total of 242,997 common shares. The Company also made interest make-whole payments to the noteholders upon conversion totaling US$90 which was settled by issuing 41,390 common shares. There were no significant transaction costs incurred in relation to the conversions.

12.	Share Based Payments

Long-term incentive plan

The Company adopted a long-term incentive plan on December 2, 2021 (the “Plan”) whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company.

Stock options generally vest in equal tranches over three years. The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs vest immediately but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date, with the full value expensed immediately. PSUs generally vest over an 18–24-month period if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over a 24–36-month period. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

The maximum number of shares that may be reserved for issuance under the Plan is limited to 2,333,333 shares.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

(a)	Stock Options

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise
Balance December 31, 2021	$5.94	834,351
Granted	$4.66	461,162
Exercised	$2.52	(55,554)
Expired	$9.12	(247,999)
Balance December 31, 2022	$4.95	991,960
Granted	$2.40	366,319
Expired	$7.36	(39,630)
Balance March 31, 2023	$4.26	1,318,649

During the three months ended March 31, 2023:

•	The Company granted 366,319 stock options to employees under its long-term incentive plan. The options may be exercised within 5 years from the date of the grant at $2.40 per share. The fair value of the options at the date of the grant was $543 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.37% per year, an expected life of 4 years, expected volatility of 82.51%, no expected dividends and a share price of $2.40.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Incentive share options outstanding and exercisable (vested) at March 31, 2023, are summarized as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted
	Number of	Average	Average	Number of	Weighted
Exercise	Shares Issuable	Remaining Life	Exercise	Shares Issuable	Average
Price	on Exercise	(Years)	Price	on Exercise	Exercise Price
$2.40	366,319	3.95	$2.40	-	$2.40
2.52	174,259	1.60	$2.52	143,704	2.52
2.61	27,778	2.41	$2.61	27,778	2.61
2.88	16,667	1.51	$2.88	16,667	2.88
3.21	120,000	4.62	$3.21	-	3.21
3.24	55,556	0.90	$3.24	55,556	3.24
4.38	30,000	4.23	$4.38	-	4.38
4.63	19,444	4.15	$4.63	-	4.63
4.90	40,000	4.19	$4.90	-	4.90
5.40	187,238	3.81	$5.40	62,413	5.40
5.76	19,444	4.01	$5.76	-	5.76
6.21	30,093	3.05	$6.21	9,722	6.21
6.48	116,667	0.99	$6.48	116,667	6.48
7.29	5,556	1.89	$7.29	5,556	7.29
8.82	109,628	0.24	$8.82	109,630	8.82
	1,318,649	2.91	$4.17	547,693	$5.16

During the three months ended March 31, 2023, the Company has expensed $135 (March 31, 2022 - $94) for options valued at share prices in the range of $2.40 to $7.29 as shared-based payment expense.

(b)	DSUs, RSUs and PSUs

Restricted Share Units

The Company’s RSU plan transactions during the three months ended March 31, 2023, and 2022 were as follows:

Number of Units	2023	2022
Balance - January 1	78,289	63,711
Granted	286,848	11,389
Exercised	-	(4,630)
Balance, March 31	365,137	70,470

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Performance Share Units

The Company’s PSU plan transactions during the three months ended March 31, 2023, and 2022 were as follows:

Number of Units	2023	2022
Balance, January 1	63,889	87,500
Granted	-	18,057
Balance, March 31	63,889	105,557

Deferred Shares Units

The Company’s DSU plan transactions during the three months ended March 31, 2023, and 2022 were as follows:

Number of Units	2023	2022
Balance, January 1	235,312	176,331
Granted	275,868	35,550
Balance, March 31	511,180	211,881

During the three months ended March 31, 2023, the Company has expensed $885 (March 31, 2022 - $6) for DSUs, $45 (March 31, 2022 - $115) for PSUs, and $38 (March 31, 2022 - $36) for RSUs as shared-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Warrants

Details regarding warrants issued and outstanding are summarized as follows:

Canadian dollar denominated warrants

	Weighted average exercise price	Number of shares issued or issuable on exercise
Balance - December 31, 2021	$7.53	1,274,785
Exercised warrants	$3.78	(210,545)
Expired warrants	$3.78	(83,213)
Balance - December 31, 2022	$8.66	981,027
Expired warrants	$8.66	(981,027)
Balance - March 31, 2023	$0.00	-

United States dollar denominated warrants

	Weighted average exercise price		Number of shares issued or issuable on exercise
Balance – December 31, 2021		$0.00	-
Issuance of warrants (Note 12)	US$	3.10	2,483,150
Balance - December 31, 2022			2,483,150
Issuance of warrants (Note 10)	US$	2.48	10,796,054
Balance - March 31, 2023	US$	2.60	13,279,204
Total warrants
Balance - December 31, 2022			3,464,177
Balance - March 31, 2023			13,279,204

The expiry of warrants are as follows:

Grant Date	Expiry Date	Number of warrants outstanding	Weighted Average Exercise Price
November 15, 2022	November 15, 2025	2,483,150	US$	3.10
February 13, 2023	February 13, 2028	10,796,054	US$	2.48
		13,279,204	US$	2.60

During the three months ended March 31, 2023, the Company issued 10,796,054 warrants in conjunction with 2028 Notes (Note 10). No warrants were exercised during the three months ended March 31, 2023. Total of 981,027 warrants expired during the three months ended March 31, 2023.

During the year ended December 31, 2022, 210,545 warrants of the Company were exercised for gross proceeds of $807. The Company issued a total of 2,483,150 share purchase warrants in conjunction with its November 2022 best-efforts, overnight-marketed offering. During the year ended December 31, 2022, a total of 83,213 warrants expired.

On November 15, 2022, 2,345,000 warrants were issued to subscribers in the Company’s best-efforts, overnight-marketed offering. As Warrants issued are denominated in foreign currency that is different from the Company’s functional currency, the warrants are determined to be financial derivative liabilities and the total fair value of US$2,087 was recorded as such. The fair value of the warrants was estimated using the Monte Carlo Simulation Model assuming a risk-free interest rate of 4.172%, an expected volatility of 62.89%, share price of US$2.35, strike price of US$3.10.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

As part of the November 15, 2022 Offering, 138,150 Broker Warrants Units (consisting of one common share and one warrant) were issued as transaction costs. The Broker Warrants are equity-settled and was issued for services received; hence the Company has recorded US$325 in reserve, which was measured at fair value of services received.

13.	Other Non-Operating (Income) Expense

The Company’s Other Non-Operating (Income) Expense comprises the following for the three months ended March 31, 2023 and 2022:

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
Foreign exchange gain (loss)	$(1,736)	$299
Interest income	44	19
Realized gain on marketable securities	-	48
Other non-operating income (expense)	$(1,692)	$366

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

14.	Income (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
	2023	2022
Numerator
Net Income (loss) for the period – basic	$(21,803)	$2,330
Gain on financial derivative liability – convertible notes	-	(3,980)
Net loss for the period – diluted	$(21,803)	$(1,650)

Denominator
Basic – weighted average number of shares outstanding	35,566,169	31,032,166
Effect of dilutive securities	-	8,792,853
Diluted – adjusted weighted average number of shares outstanding	35,566,169	39,825,019

Income (Loss) Per Share – Basic	$(0.61)	$0.08
Loss Per Share – Diluted	$(0.61)	$(0.04)

The basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period.

The diluted loss per share reflects the potential dilution of common share equivalents such as outstanding stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the period, if dilutive.

Share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding during the three months period ended March 31, 2023 and 2022 as the warrants and stock options were anti-dilutive.

15.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Carrying Value		March 31, 2023
	Fair value through profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$11,229	$-	$-	$-	$11,229
Restricted cash	-	938	-	-	-	938
Receivables	-	1,282	-	-	-	1,282
Marketable securities	1,658	-	1,658	-	-	1,658
	$1,658	$13,449	$1,658	$-	$-	$15,107
Liabilities:
Accounts payable and accrued liabilities	$-	$16,206	$-	$-	$-	$16,206
Long-term government loan payable	-	4,081	-	-	-	3,875
Convertible notes payable [1]	54,391	-	-	-	54,391	54,391
Warrants – Convertible Notes [1]	10,985	-	-	-	10,985	10,985
Royalty – Note 10 [1]	-	2,308	-	-	2,308	2,308
Other financial derivative liability	1,365	-	-	-	1,365	1,365
	$66,741	$22,595	$-	$-	$69,049	$89,130

1 Components of 2028 Notes payable. See Note 10.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

Valuation techniques

A) Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

B) Convertible Notes Payable

For the convertible notes payable designated at fair value through profit or loss, the valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, an equity component (i.e., the conversion option) and a debt component, each with different risk. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the convertible notes payable is included in Level 3.

The fair value of the convertible note payable has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 56%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $2,828 or a decrease of $2,652 to the fair value of the convertible note payable. The Company used a credit spread of 30.1%. If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $3,004 or an increase of $3,830 to the fair value of convertible note payable.

C) Warrants – Convertible Notes

The Warrants issued in a foreign currency and accounted for at fair value through profit or loss are valued using a Monte Carlo Simulation Model to better model the variability in exercise date. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The fair value of the Warrants has been estimated using a significant unobservable inputs which is equity volatility. The Company used an equity volatility of 56%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $1,489 or a decrease of $1,489 to the fair value of the Warrants.

D) Royalty

The fair value of the Royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the discount rate and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3.

E) Other Financial Derivative Liability

The fair value of the embedded derivative on Warrants issued in foreign currency (Note 12) as at March 31, 2023 was $1,365 (December 31, 2022 - $1,271) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollar and the warrants can be exercised at a time prior to expiry, the Company uses a Monte Carlo Simulation Model to better model the variability in exercise dates. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 51.47% (December 31, 2022 – 62.85%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $28 (December 31, 2022 - $163) or a decrease of $341 (December 31, 2022 - $366) to the fair value of the embedded derivative.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

16.	Commitments

As at March 31, 2023, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as of March 31, 2023:

	2023	2024	2025	2026	Thereafter	Total
Purchase commitments	$4,108	$-	$-	$-	$-	$4,108
Convertible notes payments [1]	5,731	6,347	6,146	6,146	74,320	98,690
Government loan payments	-	1,032	1,032	1,032	1,874	4,970
Royalty payments [2]	-	121	959	959	1,919	3,958
Total	$9,839	$7,500	$8,137	$8,137	$78,113	$111,726

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. As discussed in Note 10, 2026 Notes were cancelled and replaced with 2028 Notes in February 2023.

2 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Note offering. The estimated amounts and timing are subject to changes in sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

17.	Segmented Information

The Company’s exploration and evaluation activities are in the province of Ontario, Canada and Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA.

The Company’s Chief Operating Decision Maker (CODM) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business as a discrete business unit, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

(a) Segmented Operating Results

	For Period Ended March 31, 2023
	Refinery	Corporate & Other	Total
Operating Expenses
Consulting and professional fees	$-	$600	$600
Exploration and evaluation expenditures	-	77	77
General and administrative and Travel	217	683	900
Investor relations and marketing	-	33	33
Refinery, engineering and metallurgical studies	624	-	624
Refinery, permitting, and environmental expenses	28	-	28
Salary and benefits	404	924	1,328
Share-based payments	-	218	218
Operating loss	$1,273	$2,535	$3,808
Unrealized gain on marketable securities	-	110	110
Finance costs - convertible notes	-	(16,319)	(16,319)
Loss on financial derivative liability - US warrants	-	(94)	(94)
Other non-operating expense	-	(1,692)	(1,692)
Loss before taxes	$(1,273)	$(20,530)	$(21,803)

	For Year Ended March 31, 2022
	Refinery	Corporate & Other	Total
Operating Expenses
Consulting and professional fees	$-	$586	$586
Exploration and evaluation expenditures	-	394	394
General and administrative and Travel	4	65	69
Investor relations and marketing	-	246	246
Refinery, engineering and metallurgical studies	93	-	93
Refinery, permitting, and environmental expenses	28	-	28
Salary and benefits	103	521	624
Share-based payments	-	434	434
Operating loss	$228	$2,246	$2,474
Unrealized gain on marketable securities	-	458	458
Gain on financial derivative liability - convertible notes	-	3,980	3,980
Other non-operating income	-	366	$366
Income (loss) before taxes	$(228)	$2,558	$2,330

(b) Segmented Assets and Liabilities

	Total Assets		Total Liabilities
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Refinery	$95,551	$91,322	$14,379	$17,723
Corporate & Other	103,215	96,202	77,916	43,292
Total	$198,766	$187,524	$92,295	$61,015

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2023 (UNAUDITED)

(expressed in thousands of Canadian dollars)

18.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

(a)	Key Management Personnel Compensation

During the three months ended March 31, 2023 and 2022, the Company paid and/or accrued the following fees to management personnel and directors:

	March 31, 2023	March 31, 2022
Management	$463	$310
Directors	64	62

	$527	$372

During the three months ended March 31, 2023, the Company had share-based payments made to management and directors of $527 (March 31, 2022 - $256).

(b)	Due to Related Parties

As at March 31, 2023, and December 31, 2022, the Company had the following amounts due to related parties:

	March 31, 2023	December 31, 2022
Accounts payable and accrued liabilities	$128	$389

	$128	$389

As at March 31, 2023, the accrued liabilities balance for related parties was $128 (December 31, 2022 - $389), which relates mainly to quarter-end compensation accruals.